Management’s Discussion and Analysis
For the Year Ended December 31, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information that management (“Management”) of Golden Star Resources Ltd. and its subsidiaries (“Golden Star” or the “Company” or “we” or “our”) believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the Company’s consolidated financial statements and related notes for the year ended December 31, 2020 (the “Financial Statements”), which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A includes information available to, and is dated, February 24, 2021. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all financial information presented in this MD&A is prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: gold production, cash operating costs, and AISC (as defined hereinafter) estimates and guidance for 2021; sustaining and expansion capital expenditure estimates and guidance for 2021 and the relative funds allocated thereto and the timing for incurring such expenditures; the Company’s achievement of 2021 guidance; the ability to expand the Company and its production profile through the exploration and development of its existing mine; expected grade and mining rates for 2021; estimated costs and timing of the development of new mineral deposits and sources of funding for such development; the sources of gold production at Wassa Underground during 2021; the anticipated delivery of ore pursuant to delivery obligations under the RG Stream Agreement; the ability to continue to refine doré at the South African refinery and ship gold across borders; the processing of low grade stockpiles at Wassa; Wassa production contribution from stockpiles and the processing grade thereof in 2021; expectations regarding the sustainability of current gold prices; implementation of exploration programs at Wassa, including the focus on near mine targets in and around Wassa and on regional exploration targets within the Wassa-HBB area, and the timing thereof; the acceleration of the growth and development of the resource base at Wassa; the investment in drilling and development in 2020 resulting in increased mining rates; the timing for the paste fill plant project to become operational; the ability to identify opportunities to further expand Golden Star’s business; the ability to materially increase production at Wassa through development capital investments; the use of the non-hedge gold collar contracts; the intended reduction of costs for the next twelve months; the delivery of a range of operational initiatives that improve the consistency of the operations and visibility of the longer-term potential of the operations; the timing for rehabilitation work and the expected discounted rehabilitation costs; the ability of the Company to repay the Convertible Debentures when due or to restructure them or make alternate arrangements; the securing of adequate supply chains for key consumables; the Company having sufficient cash available to support its operations and mandatory expenditures for the next twelve months; the extension of the Company’s gold price protection hedging program into 2021 and 2022; the acceleration of growth and development of the large resource base at the Wassa mine; the Company increasing exploration activities in the wider Wassa-HBB project area and looking for other opportunities to further expand our business; planned exploration at Wassa, including portable x-ray and air core drilling, and the timing and budget thereof; the ability to continue as a going concern; the ability to generate sufficient free cash flow, raise additional financing or establish refinancing options for the Company’s current debt; the timing, duration and overall impact of the COVID-19 pandemic (“COVID-19”) on the Company’s operations and the ability to mitigate such impact; the quantum of cash flow from the sale of Prestea and the anticipated receipt and timing thereof; the receipt of the Contingent Payment (as defined hereinafter), and the timing and amount thereof; Future Global Resources’ ability to deliver the Bogoso Sulfide Project; the outcome of the Prestea severance claim; the availability of mineral reserves in 2021 based on the accuracy of the Company’s updated mineral reserve and resource models; the timing for the release of the results of the Company's PEA (as defined hereinafter) and the results of the PEA; the ability to expand the mineral reserves of the Company through further drilling; the potential to increase the Company’s mineral resources outside of its existing mineral resources footprint; the anticipated impact of increased exploration on current mineral resources and mineral reserves; identification of acquisition and growth opportunities; the Company’s plans for settling UK PSUs in common shares; relationships with local stakeholder communities; and the potential incurrence of further debt in the future.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources, metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), adverse results of tax audits, currency fluctuations, the speculative nature of gold exploration, ore type, the global economic climate including as a result of the continuing impact of COVID-19, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.

Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; the risk of the Company having a single producing mine following the sale of Prestea, including the potential impact of any disruption in Wassa’s operations to the Company’s operating and financial results; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain supplies or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star’s Annual Information Form for the year ended December 31, 2019 (filed on March 27, 2020). Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements serve to provide information about Management’s current expectations and plans and to allow investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by S. Mitchel Wasel, Vice President Exploration of Golden Star, and Matthew Varvari, Vice President, Technical Services of Golden Star, each of whom is a Qualified Person pursuant to National Instrument 43-101 (“NI 43-101”). All mineral reserves and mineral resources were calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves and investors are reminded that mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the Wassa mineral property mentioned in this MD&A that is considered to be a material mineral property of the Company is included in the technical report titled “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana” effective date December 31, 2018, available at www.sedar.com.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. Pursuant to NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them under SEC Industry Guide 7. Investors are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.
SEC Industry Guide 7, the existing disclosure standard for the SEC, is in the process of being replaced by new sub-part 1300 of Regulation S-K under the United States Securities Act of 1933, as amended, which will be mandatory for most issuers subject to U.S. reporting standards for the first fiscal year beginning on or after January 1, 2021. None of the reserve or resource estimates presented in this MD&A have been prepared in accordance with the new SEC disclosure standards.

OVERVIEW OF GOLDEN STAR

Golden Star is an established, African-focused gold producer that holds a 90% interest in the Wassa gold mine (“Wassa”) through its 90% owned Ghanaian subsidiary, Golden Star (Wassa) Limited (“Golden Star (Wassa)”). The remaining 10% interest in Wassa is held by the Government of Ghana in accordance with applicable laws.

Development of the Wassa underground mine (“Wassa Underground”) commenced in July 2015 and commercial production was achieved on January 1, 2017. In January 2018, Wassa transitioned to an underground-only operation with low-grade surface stockpiles processed when economic. Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.

Until September 30, 2020, the Company also held a 90% interest in Golden Star (Bogoso/Prestea) Limited (“GSBPL”) that owns and operates the Bogoso/Prestea property (“Prestea”), which contains the Prestea underground gold mine (“Prestea Underground”), the Prestea open pit gold mine (“Prestea Open Pits”) and satellite pits including Prestea South and Mampon, the Bogoso/Prestea refractory deposits (which have been on care and maintenance since the third quarter of 2015) and the Bogoso/Prestea processing plants. Further details relating to the sale of Prestea are detailed below under “Corporate Developments”.

As a recipient of several industry awards on environmental, social and governance, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada and Ghana, and with the SEC in the United States.

CORPORATE DEVELOPMENTS

Updated Wassa Technical Report

The Company is finalizing a technical report prepared in accordance with National Instrument 43-101 which will include an updated mineral reserve and mineral resource estimates on Wassa and a preliminary economic assessment (“PEA”) on the development of the southern extension of the Wassa ore body. The study is intended to lay out a roadmap for the infrastructure and investment required for the potential expansion of the mining operation into the inferred resource areas. The Company anticipates announcing the results and filing of the technical report in March 2021.

Sale of Prestea - Discontinued Operation

On July 26, 2020, the Company and its wholly-owned subsidiary, Caystar Holdings (“Caystar”), entered into a share purchase agreement (the “SPA”) with Future Global Resources Limited (“FGR”), a subsidiary of Blue International Holdings (“BIH”), providing for the sale by Caystar and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings (“Bogoso”), the holder of 90% of the shares of GSBPL.

Consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to FGR for a deferred consideration of $34.3 million which is guaranteed by BIH and payable by FGR to Golden Star in the following tranches:
•$5 million in cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana in relation to Prestea, and (ii) March 30, 2021;
•$10 million in cash and the net working capital adjusted balancing payment (as described in the SPA) which as at the date hereof amounts to $4.3 million to be paid on July 31, 2021; and
•$15 million in cash to be paid on July 31, 2023.

Management has calculated the net working capital adjusted balancing payment of the deferred consideration in accordance with the terms of the SPA and is not expecting any material adjustments to the balance.

Contingent Payment

In addition to the deferred consideration, a contingent payment of up to $40 million may become payable by FGR to Golden Star conditional upon the occurrence of the milestones set out hereinafter in respect of the development of the Bogoso Sulfide Project (the “Contingent Payment”). The triggering event for the Contingent Payment is the earlier of (i) the date of FGR’s formal decision to proceed with the Bogoso Sulfide Project is made, or (ii) the date on which an aggregate of 5% of the sulfide mineral resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource, has been extracted (the earlier of (i) and (ii) being the “Decision to Proceed”). The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90-day period preceding the date of the Decision to Proceed and shall amount to:
•$20 million, if the average spot gold price is less than or equal to $1,400 per ounce (“/oz”);
•$30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
•$40 million, if the average spot gold price is greater than $1,700/oz.

The Contingent Payment is payable in two tranches:
•50% at the time of (i) the Decision to Proceed, or (ii) declaration that 5% of the sulfide mineral resources have been extracted; and
•50% at the time of the first anniversary of (i) achieving commercial production following the Decision to Proceed, or (ii) the declaration that 5% of the sulfide mineral resources have been extracted.

Modification of the Royal Gold Streaming Agreement

Concurrent with the completion of the sale of Prestea, Caystar Finance Co. (“Caystar Finance”), a wholly-owned subsidiary of Golden Star, and RGLD Gold AG, an affiliate of Royal Gold, Inc., entered into an amended and restated streaming agreement (the “RG Streaming Agreement”) to inter alia assign and transfer the rights and obligations of Caystar Finance under the previous stream agreement as they pertain to Bogoso, GSBPL and Prestea to FGR and Bogoso. As a result of the latter, Wassa now retains the remaining Tier One streaming obligation toward RGLD Gold AG, which relates to the delivery of gold at a rate of 10.5% of production with a cash purchase price of 20% of the spot price until 240,000 ounces have been delivered. Following the delivery of the remaining Tier One obligation, the streaming obligation at Wassa will transition into the Tier Two structure, pursuant to which Golden Star will deliver to RGLD Gold AG 5.5% of its gold production with a cash purchase price of 30% of the spot price.

Sale impact

The financial results of Prestea for the period to the date of sale, as well as the comparative periods, have been presented as discontinued operations in the financial results and cash flows of the Company.

The sale of Prestea strengthened Golden Star’s balance sheet as it eliminated the negative net working capital position, deferred revenue and rehabilitation liabilities, as they relate to Prestea, from the balance sheet, and is expected to provide a cash inflow in excess of $30 million by 2023. Given the resulting improvement in its financial position, the Company is planning to accelerate the growth and development of the large resource base at Wassa, increase exploration activities in the wider Wassa-HBB project area and focus additional resources on identifying opportunities to further expand the business.

Severance claim

On September 15, 2020, certain employees of GSBPL initiated proceedings before the courts in Ghana, claiming that the completion of the transaction for the sale of the Bogoso shares to FGR would trigger the termination of their existing employments, entitling them to severance payments. GSBPL retained legal counsel to defend the claim given no employment contracts were severed, amended or modified upon the completion of the sale transaction on September 30, 2020 and GSBPL continues to operate with existing employment contracts and contractual terms being honored.

On September 22, 2020, GSBPL filed an application in court for an order striking out the plaintiffs’ statement of claim for lack of standing or capacity and disclosing no reasonable cause of action. On February 16, 2021, the court ruled in favor of GSBPL that the plaintiffs’ pleadings disclosed no reasonable cause of action and were therefore frivolous, vexatious, and scandalous. Accordingly, the plaintiffs lacked the requisite standing or capacity to institute the action. In accordance with applicable laws, the plaintiffs have three months from the date of the ruling to file an appeal.

Modification of the Macquarie Credit Facility

On October 9, 2020, the Company announced it had entered into an amended and restated credit facility (the “Macquarie Credit Facility”) with Macquarie Bank Limited (“Macquarie”) pursuant to which Macquarie upsized the credit facility to $70 million that allowed the Company to re-draw $10 million principal repayments that were made in June and September 2020 and draw an additional $10 million of new capacity which will be made available in conjunction with the redemption of the 7% convertible debentures maturing in August 2021 (the “Convertible Debentures”). The amendment of the Macquarie Credit Facility includes a rescheduled amortization profile which defers the next quarterly principal repayment of $5 million to March

2022. Should the Company elect to draw the additional $10 million at the time it becomes available, the next quarterly principal repayment will be brought forward to September 2021. These quarterly principal repayments of $5 million will then continue to December 2023 when the remaining balance of the Macquarie Credit Facility will be settled by a $25 million bullet payment.

As a condition of amending the Macquarie Credit Facility, the Company extended its gold price protection hedging program into 2021 and 2022 by entering into zero cost collars with Macquarie for an additional 87,500 ounces with a floor price of $1,600/oz and a ceiling of $2,176/oz in 2021 and a ceiling of $2,188/oz in 2022. These additional positions will mature at a rate of 10,937.5 ounces per quarter from March 2021 to December 2022.

The upsizing of the Macquarie Credit Facility and deferral of the principal repayments schedule created $35 million of additional liquidity ahead of the maturity of the Convertible Debentures in August 2021.

At The Market Equity Program

On October 28, 2020, the Company entered into an “at the market” sales agreement (the “Sales Agreement”) with BMO Capital Markets Corp. (“BMO”) relating to Golden Star common shares. In accordance with the terms of the Sales Agreement, we may distribute shares of common stock having a maximum aggregate sales price of up to $50 million from time to time through BMO as agent for the distribution of shares or as principal. The proceeds from the Sales Agreement will be used for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital. As at February 24, 2021, no shares of common stock had been sold under the Sales Agreement.

Exploration Update

Exploration activity during the year ended December 31, 2020 was limited. As a consequence of measures implemented in response to the COVID-19 pandemic, the Company scaled back field exploration activities from March 2020. Activities focused on the delineation and refinement of exploration targets across Golden Star’s tenement package, with the compilation and continued review of historic surface geochemical and drilling information, as well as, the updating of geological and geophysical interpretations, and the design of future field-based follow-up programs.

Field work resumed in the third quarter of 2020 and activities were further ramped up during the fourth quarter of 2020 (“Q4 2020”). Work during Q4 2020 included further soil sampling on regional targets and surface drilling at Wassa testing up-dip and down-dip extensions of mineralization. Exploration expenditures for Q4 2020 were $2.2 million of which $1.1 million was expensed and $1.1 million was capitalized. For the year ended December 31, 2020 exploration expenditure amounted to $4.2 million of which $2.7 million was expensed and $1.5 million was capitalized.

Wassa Drilling

During Q4 2020, a total of five holes were drilled (totaling 3,417 meters) to test for the extension of mineralization above and below the existing underground mining areas. Four holes tested the potential for up-dip extensions of mineralization and one hole tested for the extension of the Hanging wall (“HW”) zone and the down-dip extension of the B-Shoot.

These gold intercepts demonstrate the potential to increase the size of the Wassa ore body with extensions to the main B-Shoot, the HW zone and a new Foot wall (“FW”) target. These newly identified zones are all within 200 meters of existing mining infrastructure and planned development which is positive from both a cost to access as well as timing perspective:

•BSDD20-001 (up-dip) targeted mineralization below historical open pits and intersected 3.6m at 5.7g/t. This narrow zone of mineralization sits approximately 300m up-dip of the known mineralized zones, within 150m of surface. Further follow up drilling (shown on the section above) is planned to test the extents of this mineralization down-dip towards the deeper B-Shoot horizon which remains open up-dip between these two intercepts.
•BSDD20-003 (up-dip) intersected 20.9m at 6.9g/t and successfully demonstrated a potential extension of the B-Shoot structure 125m up-dip of the last hole drilled on this fence (BSDD19-407 intersected 6.2m at 6.8g/t). This zone was closed off 150m up-dip with hole BSDD20-002 which intersected altered diorite and no significant mineralization.
•BSDD20-004 (up-dip) intersected 6.4m at 5.4g/t in a newly defined foot wall zone. Further drilling is required to determine the extent of this new mineralized zone.
•BSDD20-005 (down-dip) tested two zones of mineralization by targeting (i) an extension of the hanging wall zone that has previously been mined and (ii) the down-dip extension of B-Shoot.

◦Hanging wall target - This hole intersected 4.2m at 4.7g/t and 3.5m at 2.4g/t in an area that extends the strike length of this zone by 75m south and 100m down-dip where previous drilling intersected 13.5m grading 3.4 g/t in hole BSDD293.
◦Down-dip B Shoot extension target - This hole was also successful in extending the B-Shoot mineralization below the current planned stoping area, where an 18m zone grading 3.6g/t was intersected 65m below hole BSDD293 which intersected 35.6m grading 3.1g/t. This hole also intersected a 7.5m foot wall zone at depth, grading 3.3g/t. Further work on these targets is already underway and a wedge has been set with a daughter hole being drilled to test the zone c.100m down-dip where it remains open.

HBB regional programs

The Company’s implementation of strict COVID-19 protocols and procedures has enabled exploration field work within the HBB concessions to recommence during the latter parts of the third quarter of 2020 (“Q3 2020”), with five targets being prioritized and sampled. Results received from all five of the targets tested have confirmed the gold in soil anomalies and helped to better define these targets. During Q4 2020, the targets were visited by Golden Star geologists and initial mapping and prospecting evaluations were conducted over the gold in soil anomalies. The mapping and infill soil sampling has been used to budget and plan the follow-up ground geophysics and air core drilling to be conducted in 2021.

Safety

For continuing operations, the all-injury frequency rate (AIFR) as at December 31, 2020 was 2.57 and the total recordable injury frequency rate (TRIFR) was 0.34, based on a 12-month rolling average per million hours worked. This compares favorably to the continuing operations AIFR of 3.55 and TRIFR of 0.53 as at September 30, 2020 and continuing operations AIFR of 4.23 and TRIFR of 0.53 at December 31, 2019.

Although not directly comparable, as the dataset included the Prestea safety performance, the December 31, 2020 performance for continuing operations illustrates an improvement over the September 30, 2020 AIFR of 5.19 and TRIFR of 1.00, as well as against the December 31, 2019 AIFR of 8.75 and TRIFR of 1.79 reflecting the change in risk profile for the Company.

Despite the improvement in injury frequency rates, 2020 was marred by a fatal incident at Prestea in March 2020, when an employee was tragically killed in a derailment incident. Corrective actions to prevent recurrence were implemented at the operations and incorporated findings of the investigation by the Ghanaian Inspectorate Division of the Minerals Commission. This incident reinforced our deeply held belief that everyone must go home safely every day and with this intent, the Company continued the implementation of its safety strategy, with a focus on critical risk controls, throughout the year.

In November 2020, Golden Star (Wassa) was announced as the Best Performer in Occupational Health and Safety at the annual Ghana Mining Industry Awards for the second year in succession and for the third time in the last four years.

COVID-19 pandemic

COVID-19 was declared a worldwide pandemic by the World Health Organization (“WHO”) on March 11, 2020. In respect of the Company’s operations, Golden Star has been proactive in its response to the potential threats posed by COVID-19 and has implemented a range of policies, procedures and practices to protect the health and well-being of its employees and host communities whilst continuing to operate, to the extent possible, in the ordinary course of business.

As at February 18, 2021, the Ghana Health Services had reported 80,253 known cases of COVID-19 in Ghana of which there are 73,018 recoveries, 577 deaths and 6,658 active cases. The majority of active cases as at February 18, 2021 (48%) were identified from the Greater Accra Region. A total of 4,742 positive cases were confirmed in the Western Region, where the Wassa mine is located, of which 429 are active cases as at February 18, 2021. Testing and contact tracing are strictly controlled by the Government of Ghana through the Ghana Health Service. Ghana’s COVID-19 case rates increased post the annual holiday season, although not to the peaks experienced in 2020, and the Government of Ghana subsequently reinstituted prohibitions on gatherings and other controls to minimize transmission. The Company continues to closely monitor the situation and its management controls on this basis.

During 2020, our operations in Ghana had experienced some 320 personnel that were suspected or volunteered for COVID-19 testing with 63 confirmed cases including GSBPL employees until the time of sale to FGR. The Company’s in-house Polymerase Chain Reaction (“PCR“) testing capability allows for rapid diagnosis and management response. This significantly reduced the number of people required to isolate as a result of contact tracing, supporting business continuity throughout the pandemic. As a major employer and therefore catalyst for rural economic stimulus in the host communities, we understand that our continuing operations are critical to the health and well-being of our workforce and the thousands of people that they support, both directly and indirectly. Given the relatively low number of suspect COVID-19 cases in the Company’s workforce, the operational impact during Q4 2020 was limited. As at December 31, 2020, there were zero suspected or confirmed COVID-19 cases in our workforce, which had been the status for the entire month of December 2020. During the course of the year, six personnel from the Wassa operations were admitted to hospital for COVID-19 case management and all have recovered.

To reduce risk to potentially vulnerable individuals, the Company has implemented a major program of workforce medical surveillance for potentially at-risk personnel, with 107 personnel medically assessed and 77 placed under individual management plans. Of these, 28 individuals were required to work from home (2) or shelter (26) for case management and all have now returned to work as a result of management of their pre-existing conditions and associated improvement in health status.

Whilst Ghana’s international borders re-opened in September 2020 following closure in March 2020, the situation is dynamic and global transport remains challenged, potentially affecting expatriate movement. With the border re-opening, we have been able to recommence transportation of gold doré from Ghana to the refining facilities in South Africa via commercial flights. The refinery in South Africa has continued operations largely unaffected. The Company continues to monitor and manage the supply chain risk closely and remains in regular contact with key suppliers and stakeholders. Detailed business continuity planning has been conducted based on a range of scenarios and potential outcomes which could materialize as the situation continues to evolve.

Direct and indirect tax contributions

Golden Star's contribution to the Ghanaian economy in 2020 continued to increase significantly via an increase in direct and indirect tax payments by the Company. During the year ended December 31, 2020, the Company paid $25.8 million (2019 - $5.5 million) of corporation tax in Ghana, $13.3 million (2019 - $10.0 million) of royalties and $2.8 million (2019 - $0.3 million) of mining license and permits. In addition, the Company also paid $13.2 million of corporation tax in relation to Q4 2020 that only cleared during January 2021 and if included, meant total direct taxes in relation to 2020 amounted to $50.0 million.

During the year ended December 31, 2020, the Company also remitted to the Ghanaian government employment taxes of $10.7 million (2019 - $10.4 million), withholding taxes of $3.3 million (2019 - $1.9 million), import duties of $3.8 million (2019 - $2.5 million) and stamp duties of $1.0 million (2019 - $nil).

Changes to Executive Team and Relocation of Corporate Office

Philipa Varris, who had previously served as the Company’s Vice President, Corporate Responsibility in Ghana, was appointed Executive Vice President, Head of Sustainability of Golden Star effective January 1, 2020.

Paul Thomson joined Golden Star on January 27, 2020 and was appointed Executive Vice President and Chief Financial Officer
following the transition of the prior Chief Financial Officer’s responsibilities from André van Niekerk, who left the Company on March 31, 2020.

Peter Spora, Executive Vice President, Growth and Discovery, tragically passed away on December 9, 2020. He was a huge proponent for diversity in the mining industry and generously gave his time to help guide, support and mentor his younger colleagues and individuals entering the mining industry throughout his career. We intend to continue these efforts in his memory.

The Company completed the relocation of its corporate office from Toronto, Canada to London, United Kingdom on April 30, 2020.

Appointment to Board of Directors

On February 3, 2020, the Company announced that Karim Nasr had been appointed to the Board, replacing Naguib Sawiris as a nominee of La Mancha Holding S.à r.l., who stepped down from the Board due to other commitments.

Class Action Complaint

On April 1, 2020, the Company received notification of a United States federal securities class action complaint that had been filed against it on behalf of persons or entities that purchased or otherwise acquired the Company’s common stock on the NYSE American exchange from February 20, 2019 through July 30, 2019 inclusive. Also named as defendants are the Company’s

Chief Executive Officer and Director Andrew Wray, the Company’s former President and Chief Executive Officer Samuel Coetzer, the Company’s former President Daniel Owiredu and the Company’s former Executive Vice President and Chief Financial Officer Andre van Niekerk. The complaint alleged that the Company published false and misleading statements to artificially inflate the price of its common shares in violation of the US Securities Exchange Act of 1934.

On September 14, 2020, the lead plaintiff filed a voluntary dismissal of his complaint.

HUMAN CAPITAL

Our employees are critical to all that we do. We are committed to becoming a high performing organization with a defined culture which creates an environment where all our employees feel safe, respected, able to perform their best and reach their full potential.

Consistent and transparent communication of our Vision, Mission and Values are critical to ensure that every employee feels involved and engaged in our future. During 2020, we clearly defined the behaviors underpinning our Values and through training open to all employees have provided more clarity on the ‘Golden Star Way’ and what behaviors are needed to drive the change for us to become a high performing organization. We conducted an employee engagement survey in 2020 to further understand how employees feel about the Company and its direction and achieved a high participation rate of 61%. We also have a range of activities aimed at improving employee communications including regular video messages from the Executive team and ‘Durbars’ with senior management.

Inclusion and Diversity are an essential foundation to a high performing organization. We will continue to focus our attention on fairness and representation, ensuring employees feel they can perform their best irrespective of their gender, religion, ethnicity, age, sexual orientation or disability. Our Inclusion and Diversity Policy is an important part of our strategy to create a workplace where all our employees can realize their full potential. Historically women have been underrepresented in the mining industry and we are looking to address such underrepresentation through mentorships and internships, and through our work with Women in Mining, we are providing new opportunities for women to excel in a mining career. Of the total mining workforce, 8% are currently women and the Company has committed to a female diversity target of 20% by 2025.

We place a strong emphasis on recruiting and developing talent with the right skill levels, underpinned by sound accountability management systems. We recruit wherever possible from the communities which surround Wassa and where skills are not available in the local communities, look to the wider region before considering expatriate recruitment. There is a localization plan in place which identifies and creates development opportunities for local people. In 2020, 98% of the total workforce was Ghanaian and 58% of the workforce came from local communities. The Company is committed to providing a wide range of training and development opportunities focused on health and safety, leadership and technical skills. In 2020, we provided over 53,000 hours of training collectively, representing 60 hours of training annually for each employee.

We are committed to building a reward structure that is aligned to roles and accountabilities at Golden Star. A total rewards framework and principles have been developed to guide the continuous improvement and alignment of our reward systems to the objective of being a high performing organization. Leadership incentive programs are determined based on performance scorecards which reflect the business priorities of cost, production and safety and sustainability and thereby drive the right behaviors aligned to our business strategy.

SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended December 31,		Year Ended December 31,
		2020	2019 [1]	2020	2019 [1]
CONTINUING OPERATIONS - WASSA ONLY
Key operational and financial performance data
Ounces produced	oz	40,931	41,335	167,648	156,166
Ounces sold	oz	43,559	41,890	167,527	156,489

Revenue	$’000	68,791	53,551	272,481	203,820
Mine operating profit	$’000	28,417	20,067	124,332	76,563
Mine operating margin[2]	%	41	37	46	38
EBITDA[2] from continuing operations	$’000	28,534	9,490	119,609	59,175
Adjusted EBITDA[2] from continuing operations	$’000	36,476	25,994	131,635	78,340
Adjusted EBITDA[2] margin	%	53	49	48	38
Net income/(loss) from continuing operations attributable to Golden Star shareholders[2]	$’000	8,201	(1,245)	38,518	5,317
–Basic income/(loss) per share	$/share	0.07	(0.01)	0.35	0.05
Adjusted net income attributable to Golden Star shareholders[2]	$’000	12,723	7,991	44,608	17,455
–Basic income per share	$/share	0.11	0.07	0.40	0.16
Total capital used by continuing operations	$’000	14,753	21,667	45,224	60,123
Average realized price	$/oz	1,579	1,278	1,626	1,302
Cost of sales per ounce[3]	$/oz	927	799	884	813
Cash operating cost per ounce[3]	$/oz	680	615	653	633
All-in sustaining cost3 4	$/oz	1,069	968	1,003	938

Key other expense/(income) items
Corporate and administrative expenses[5]	$’000	4,528	3,177	18,718	14,679
Finance (income)/expense, net	$’000	(1,133)	(5,016)	9,463	4,615
Income taxes	$’000	12,278	9,715	48,266	27,439
Other expenses[5]	$’000	2,214	7,882	4,849	11,887
(Gain)/loss on fair value of financial instruments	$’000	(2,243)	2,986	(794)	1,642

TOTAL INCLUDING DISCONTINUED OPERATIONS[1] - WASSA AND PRESTEA
Key operational and financial performance data
Ounces produced	oz	40,931	52,671	189,977	203,769
Ounces sold	oz	43,559	53,413	189,492	204,189

Net loss from discontinued operations	$’000	(1,682)	(69,493)	(56,434)	(87,962)
Net income/(loss) for the period attributable to Golden Star shareholders	$’000	6,519	(62,434)	(52,140)	(67,434)
–Basic income/(loss) per share	$/share	0.06	(0.57)	(0.47)	(0.62)
Total capital	$’000	14,753	26,056	52,220	73,141
Average realized price	$/oz	1,579	1,237	1,627	1,297
Cost of sales per ounce[3]	$/oz	927	1,080	1,045	1,055
Cash operating cost per ounce[3]	$/oz	680	831	813	832
All-in sustaining cost3 4	$/oz	1,069	1,227	1,174	1,159
1 Prestea has been presented as discontinued operations and as a result, the results of Prestea have been restated as if Prestea had been discontinued from the start of the comparative period.

2 See “Non-GAAP Financial Measures” section for Mine operating margin, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and a reconciliation of net income attributable to Golden Star shareholders to adjusted net income attributable to Golden Star shareholders.
3 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.
4 Following the sale of Prestea, the comparative numbers in 2019 for all-in sustaining costs have been restated to fully allocate to Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.
5 The prior year number has been restated to reclassify the corporate severance costs to other expenses and excludes share-based compensation within corporate general and administrative expenses.

Continuing operations - Wassa only
Key operational and financial performance data
•Gold production of 40,931 ounces for Q4 2020 was slightly below 41,335 ounces produced for the fourth quarter of 2019 (“Q4 2019”). For the year ended December 31, 2020, production totaled 167,648 ounces which represents a 7% increase to the 2019 gold production. The full year increase follows increased underground mining volumes due to improved productivities and the processing of lower grade stockpile material in part offset by lower grades realized from the underground operations. Gold sales for Q4 2020 include 2,488 ounces that rolled over from Q3 2020 primarily as a result of a change in the revenue recognition date due to the impact of COVID-19 enforced changes. On a full year basis, sales and production aligned and we had no significant finished gold ounces on hand as at December 31, 2020.
•Gold revenue totaled $68.8 million in Q4 2020, $15.2 million higher than $53.6 million in Q4 2019 due to a 24% increase in the average realized gold price to $1,579/oz and a 4% increase in gold ounces sold driven by higher sales that included ounces rolled over from Q3 2020. The realized gold price per ounce for spot sales averaged $1,873 in Q4 2020 (Q4 2019 - $1,479), which increased year-on-year partly due to the continuing macro-economic developments associated with COVID-19 related uncertainty and the associated global economic impact. This was in part offset by the negative adjustment in the average realized gold price of $796/oz (Q4 2019 - $247/oz) achieved relating to the RG Streaming Agreement due to a non-cash variable consideration adjustment following the remeasurement of the deferred revenue liability for the updates associated with the latest long-term mine plans of $8.0 million (Q4 2019 - $5.6 million).

	Three Months Ended December 31, 2020			Three Months Ended December 31, 2019
	$’000	Ounces	Realized price per ounce	$’000	Ounces	Realized price per ounce
Revenue - Spot sales	72,602	38,770	1,873	54,756	37,014	1,479

Cash proceeds	1,788			1,437
Deferred revenue recognized	2,372			2,993
Variable consideration adjustment	(7,971)			(5,636)
Revenue - Streaming Agreement	(3,811)	4,789	(796)	(1,206)	4,876	(247)
Total	68,791	43,559	1,579	53,551	41,890	1,278
•Gold revenues for 2020 amounted to $272.5 million, 34% higher compared to $203.8 million in 2019 driven by higher gold spot prices and increased volumes. The Company’s average realized gold price was $1,626/oz, 25% higher than the average realized gold price in 2019 while the realized gold price per ounce for spot sales averaged $1,770/oz, 27% higher than 2019. These increases were predominantly driven by the changing global macro-economic factors following uncertainty around the COVID-19 pandemic. Gold sold increased by 7% to 167,527 due to improved production rates and the processing of lower grade stockpiles. This was in part offset by the lower average realized price of $393/oz achieved in relation to the RG Streaming Agreement compared to $552/oz in 2019 that included a negative adjustment in relation to the non-cash variable consideration adjustment following the remeasurement of the deferred revenue liability for the updates associated with the latest long-term mine plans of $8.0 million (2019 - $5.6 million).

	For the Year Ended December 31, 2020			For the Year Ended December 31, 2019
	$’000	Ounces	Realized price per ounce	$’000	Ounces	Realized price per ounce
Revenue - Spot sales	265,593	150,016	1,770	194,626	139,842	1,392

Cash proceeds	6,197			4,610
Deferred revenue recognized	8,662			10,220
Variable consideration adjustment	(7,971)			(5,636)
Revenue - Streaming Agreement	6,888	17,511	393	9,193	16,647	552
Total	272,481	167,527	1,626	203,820	156,489	1,302
•Mine operating profit amounted to $28.4 million in Q4 2020, an increase of 42% on the mine operating profit of $20.1 million generated in Q4 2019 while mine operating margin improved from 37% to 41% for the same period comparatives. On a full year basis, mine operating profit increased by 62% or $47.8 million to $124.3 million while the mine operating margin increased from 38% to 46%. These increases were driven by higher gold spot markets which, in combination with higher sales volumes, translated into higher revenues. This was in part offset by higher mine operating costs predominantly due to (i) higher variable costs associated with increased mining volumes and plant throughput driven by increased mining rates and the processing of lower grade stockpiles; (ii) increased royalties driven by higher revenues, (iii) increased labor and related costs due to a combination of higher headcount and year on year increases; and (iv) increased depreciation costs as a function of the higher capital base and increased production volumes.
•EBITDA (see “Non-GAAP Financial Measures”) from continuing operations amounted to $28.5 million for Q4 2020 (Q4 2019 - $9.5 million) and $119.6 million for the full year (2019 - $59.2 million). When adjusted for the gain/loss on fair value of financial instruments, other expenses and the variable component adjustment, the Company generated an Adjusted EBITDA from continuing operations of $36.5 million for Q4 2020, an increase of 40% compared to Q4 2019, and $131.6 million for 2020, an increase of 68% compared to 2019. These increases are due to the significant improvement in mine operating profits following from higher ounces sold and increased realized gold prices which was in part offset by a higher operating cost base. Adjusted EBITDA margin (see “Non-GAAP Financial Measures”) compared favorably at 53% for Q4 2020 (Q4 2019 - 49%) and 48% for the full year (2019 - 38%) against comparative periods.
•Net income from continuing operations attributable to Golden Star shareholders for Q4 2020 amounted to $8.2 million or $0.07 basic income per share compared to a net loss of $1.2 million or $0.01 basic loss per share in Q4 2019. The full year net income from continuing operations attributable to Golden Star shareholders totaled $38.5 million or $0.35 basic income per share, compared to a net income of $5.3 million or $0.05 basic income per share in 2019. Both Q4 2020 and full year 2020 have shown an improved performance resulting from improved mine operating profit driven predominantly by higher revenues and lower other expenditure incurred that was in part offset by resulting increased income taxes, higher corporate general and administrative expenses and increased finance expenses.
•Adjusted net income attributable to Golden Star shareholders (see “Non-GAAP Financial Measures”) was $12.7 million or $0.11 basic income per share in Q4 2020 compared to the adjusted net income attributable to Golden Star shareholders of $8.0 million or $0.07 basic income per share in Q4 2019. Adjusted net income attributable to Golden Star shareholders was $44.6 million or $0.40 basic income per share in 2020 compared to $17.5 million or $0.16 basic income per share in 2019. The increase during Q4 2020 and full year 2020 compared to the comparative periods in 2019 was primarily due to the higher mine operating profit on the back of improved sales volumes and gold prices partly offset by the resulting increased income tax expense.
•Capital expenditures from continuing operations for Q4 2020 totaled $14.8 million compared to $21.7 million in Q4 2019 while capital expenditures for 2020 amounted to $45.2 million compared to $60.1 million in 2019. Capital expenditure in 2019 was marked by a significant focus around the exploration drilling and expansion capital projects of which some ran over into 2020 while the focus in 2020 shifted predominantly to critical sustaining capital projects. Capital expenditure in Q4 2020 when compared to prior quarters in 2020 increased due to the improved financial position of the business and the sustained increase in the gold price that allowed the Company to accelerate waste development and diamond drilling during Q4 2020 and into 2021.
•All-in sustaining cost (“AISC”) (see “Non-GAAP Financial Measures”) of $1,069/oz for Q4 2020 reflects an increase of 10% compared to the Q4 2019 reported AISC of $968/oz. AISC also increased by 7% from $938/oz in 2019 to $1,003/oz in 2020. The increase during Q4 2020 and full year 2020 were driven by higher cash operating costs, higher royalties driven by increased revenues, increased corporate general and administrative costs and higher sustaining capital incurred. Cash operating cost (see “Non-GAAP Financial Measures”) per ounce of $680 for Q4 2020 reflects a 11% increase over Q4 2019 of $615/oz while cash operating cost per ounce for the full year increased from $633/oz in 2019 to $653/oz in 2020. These increases were primarily due to higher operating costs as a result of increased mining and processing volumes in combination with lower underground mining grades and higher labor costs driven primarily by year on year increases in part offset by the increased sold ounce base.
Key Other Expense/Income items
•Corporate general and administrative expense totaled $4.5 million in Q4 2020 compared to $3.2 million in the same period in 2019, the increase being primarily due to higher insurance and labor costs. Corporate general and administrative expenses for 2020 amounted to $18.7 million, a 28% increase compared to $14.7 million in 2019 due primarily to non-recurring costs incurred as part of the relocation of the corporate office, increased insurance expenditure and increased labor costs.
•The Company incurred net finance income of $1.1 million in Q4 2020 compared to a net finance income of $5.0 million in the same period in 2019. Net finance expense amounted to $9.5 million for full year 2020 which was 105% higher than 2019 which amounted to $4.6 million. The higher finance expense in 2020 has been primarily driven by (i) the lower credit adjustment at the end of 2020 of $1.5 million (2019 - $6.2 million) as a result of the change in the variable component of the deferred revenue liability; (ii) the reclassification of interest expense of principal debt at Prestea to loss from discontinued operations for 2019 for $2.7 million preceding the refinancing exercise in Q4 2019 which primarily marked site level financing arrangements being replaced with the group-held Macquarie Credit Facility; (iii) a gain on the modification of the Macquarie Credit Facility in Q4 2020 of $3.0 million and (iv) lower interest income earned due to lower average cash on hand and declining interest rates. These increases were partly offset by interest on the financing component of deferred revenue for 2020 which reduced by $1.2 million compared to 2019 following the variable component adjustment in Q4 2019.
•The Company recorded a net gain of $2.2 million on the fair value of financial instruments in Q4 2020 compared to a $3.0 million loss in the same period in 2019 that included (i) a $4.3 million unrealized revaluation gain (Q4 2019 - $2.5 million loss) on the embedded derivative liability of the Convertible Debentures and (ii) a $2.1 million unrealized revaluation loss (Q4 2019 - $0.5 million loss) on the non-hedge gold collar contracts. The gain on fair value of financial instruments for 2020 amounted to $0.8 million compared to a loss of $1.6 million in 2019 and comprised of (i) an unrealized revaluation gain on the embedded derivative liability of $3.0 million (Q4 2019 - loss of $1.4 million) and (ii) unrealized revaluation loss on the non-hedge gold collar contracts of $2.2 million (Q4 2019 - loss of $0.2 million). The movement in Q4 2020 and 2020 is due to the decrease in the fair value of its conversion feature of the Convertible Debentures and due to primarily the revaluation of the option and time value features of the non-hedge gold collar contracts.
•Other expenses amounted to $2.2 million in Q4 2020 compared to other expenses of $7.9 million for the same period in 2019 and includes corporate transaction and other costs of $2.2 million. Other expenses for the full year of $4.8 million includes (i) realized losses on non-hedge gold hedges of $2.5 million, (ii) corporate office relocation costs of $0.4 million and (iii) corporate transaction and other costs of $1.9 million. Comparative 2019 costs comprised mostly of corporate severance and restructuring costs and other non-recurring expenses.
•Income tax expense amounted to $12.3 million in Q4 2020 compared to $9.7 million for the same period in 2019. Income tax expense for the full year amounted to $48.3 million compared to $27.4 million in 2019. The income tax expense is primarily driven by the taxable income of Wassa and has increased primarily as a function of higher mine operating profits following predominantly higher revenues.

Total including discontinued operations from Prestea

•Prestea has been classified as a discontinued operation following the sale completion on September 30, 2020 and as such total production for Q4 2020 aligns with production from continuing operations compared to 52,671 ounces in Q4 2019 that included 11,336 ounces from Prestea. The Company produced 189,977 ounces in 2020, including production from Prestea up to September 30, 2020 of 22,329 ounces, compared to 203,769 ounces for the full year 2019 that included 47,603 ounces from Prestea. Prestea ceased open pit activities during Q2 2020 resulting in a significantly lower ounce production base when compared to 2019.

•The net loss from discontinued operations amounted to $1.7 million in Q4 2020 (Q4 2019 - $69.5 million) and is comprised of additional transaction-related costs and transition charges incurred. The net loss from discontinued operations for the full year of $56.4 million (Q4 2019 - $88.0 million) comprises mainly of a mine operating loss of $14.2 million, Prestea general and administrative expenses of $1.0 million, the loss on sale of Prestea of $36.6 million and related transaction costs specific to the disposal of Prestea and other expenses of $4.9 million. The net loss from discontinued operations for 2019 relates mainly to mine operating loss of $27.2 million and an impairment charge of $56.8 million.

•The total net income attributable to Golden Star shareholders, which amounted to $6.5 million (Q4 2019 - net loss of $62.4 million) or a $0.06 basic income per share for Q4 2020 (Q4 2019 - basic loss per share of $0.57), is the first quarter post the disposal transaction that excludes the mine operating losses of Prestea. The full year net loss attributable to Golden Star shareholders of $52.1 million (2019 - net loss of $67.4 million) or a $0.47 basic loss per share for 2020 (Q4 2019 - basic loss per share of $0.62) is net of the income of $38.4 million that was allocated to the non-controlling interest following the intergroup debt restructuring that was executed as a condition precedent to the completion of the sale of Prestea. Furthermore, the total net loss has been adversely impacted by the loss from discontinued operations.

•AISC per ounce amounted to $1,069/oz for Q4 2020, a reduction of 13% compared to $1,227/oz for Q4 2019, which included the AISC of Prestea. AISC per ounce amounted to $1,174/oz for the full year which was slightly higher than $1,159/oz for 2019 following significantly lower production volume from Prestea in combination with the increased cost base of Wassa.

OUTLOOK FOR 2021

Production and cost guidance

	Gold production	Cash operating costs[1]	All-in sustaining costs[1]
	’000 ounces	$ per ounce	$ per ounce
Continuing operations - Wassa	165 - 175	660 - 700	1,000 - 1,075
Capital expenditure guidance

	Sustaining	Expansion[2]	Total
	$ millions	$ millions	$ millions
Continuing operations - Wassa	26.0 - 28.0	19.0 - 22.0	45.0 - 50.0
1 See “Non-GAAP Financial Measures” section below for the definition of cash operating costs and all-in sustaining costs.
2 Expansion capital are those costs incurred at new operations and costs related to major projects at existing operations where these projects are expected to materially increase production. All other costs relating to existing operations are considered sustaining capital.

Production guidance

Wassa is expected to produce between 165,000 to 175,000 ounces in 2021. This is in line with the 2020 production performance, which benefited from an increase in the underground mining rates and an estimated 7,000 ounces of production from the processing of low-grade stockpiles. The contribution from stockpiles is expected to continue throughout 2021 with a little under 1,000 tonnes per day (“tpd”) of stockpiled material expected to be processed at a grade of approximately 0.6 grams per tonne (“g/t”). This initiative remains subject to gold prices sustaining near current levels. We expect mining rates for 2021 to be in excess of 4,500 tpd, in line with the 4,469 tpd achieved in 2020. The investment in drilling and development in 2020 is anticipated to unlock further increases in the mining rates in the future. Underground mined grades are expected to remain in line with the average grade achieved in 2020. The infill drilling program continued to progress during 2020, and as a result, 90% of the 2021 mine plan comprises of high confidence ounces.

Cost guidance

The $660/oz to $700/oz cash operating cost guidance for 2021 shows a slight increase over 2020 due to the planned commissioning of the paste fill plant in Q1 2021. The plant will add $5 to $7 per tonne to the mining cost once operational and this cost will be offset by the benefits associated with an increase in the recovery of the ore body.

The 2021 AISC guidance at Wassa increases relative to 2020 due to the continued investment in underground development which is reflected in higher sustaining capital partly offset by reduced power cost from GENSER as discussed below.

Capital expenditure

The capital programs at Wassa are expected to total $45.0 to $50.0 million in 2021. This is in line with the $45.2 million invested in Wassa in 2020 which focused on major infrastructure projects. With those now complete, the investment in 2021 will primarily focus on drilling and development. In order to ensure a robust balance sheet through the repayment of the Convertible Debentures in August 2021, and to allow for a ramp up in drilling and development activities, 40% of the spend is budgeted for the first half of 2021 and the remaining 60% during the second half of 2021.

Sustaining capital is expected to total $26.0 to $28.0 million, of which $16.0 million is allocated to capitalized development and $4.0 to $5.0 million to the expansion of the tailing storage facilities. Expansion capital is expected to total $19.0 to $22.0 million, of which $7.0 to $8.0 million is allocated to capitalized drilling, $7.0 million to ventilation infrastructure and $4.0 million to capitalized development.

In accordance with IFRS 16 - Leases accounting standard, the completion of the construction of the Genser power plant will result in the inclusion in the consolidated financial statements of a non-cash $33.5 million right-to-use asset addition to property, plant and equipment and the recognition of a corresponding lease liability during Q1 2021. An element of the cost of power supplied by the Genser plant will be accounted for as depreciation of the capital asset and as a finance expense. Approximately $20/oz of the power cost will therefore not be allocated to cash operating costs or AISC.

2021 exploration budget and programs

A $15.0 million exploration budget has been approved for 2021 of which $7.0 million will be invested in and around the Wassa mine. This work will include the continued wide spaced drilling up-dip and down-dip of the current resources and reserves as well as drill testing of seven targets to the south and east of the Main Wassa deposit. Approximately 28,000 meters of combined diamond and reverse circulation drilling has been planned. In addition, 9,000 meters of air core drilling has been planned to test the coincidental geophysical and geochemical anomaly over the eastern fold closure target.

$6.0 million has been allocated for further testing of the five HBB targets followed up in 2020 as well as five additional targets along the HBB corridor. Approximately 50,000 meters of air core drilling will be conducted over the soil geochemical anomalies defined last year and in past programs. Several of these targets will be further delineated with ground geophysics prior to drilling. Pending positive results from the air core drilling, approximately 15,000 meters of deeper reverse circulation with diamond core tails has been planned for initial follow up. Several of the historical open pits within Benso mining lease have never had any drilling beneath them and these deposits have higher grade cores that could potentially form underground targets. In light of this, 12,000 meters of reverse circulation and diamond core tails has been budgeted to test below these pits on wide spacing.

The Abura project operates under an earn-in agreement between the Company and a Ghanaian concession owner. This project is located to the south west of the HBB concessions and has been drilled with shallow rotary air blast holes which returned some positive results which require follow-up with deeper reverse circulation and diamond drilling. The 2021 budget has 5,000 meters of drilling planned with approximately $0.7 million being allocated to this program.

These “regional” exploration programs have been designed to move the various prospects up the exploration pipeline, with positive results potentially justifying further work in 2022 and beyond. Prospects which do not generate positive results will be divested or dropped altogether.

CONTINUING OPERATIONS - WASSA

		Three Months Ended December 31,		For the Years Ended December 31,
		2020	2019	2020	2019
WASSA FINANCIAL RESULTS
Revenue	$’000	68,791	53,551	272,481	203,820
Mine operating expenses	$’000	28,053	26,182	107,400	98,722
Severance charges	$’000	—	—	45	225
Royalties	$’000	4,058	3,060	14,883	10,877
Operating costs to metals inventory	$’000	1,575	(414)	1,918	299
Inventory write-off	$’000	17	—	176	—
Cost of sales excluding depreciation and amortization	$’000	33,705	28,828	124,422	110,123
Depreciation and amortization	$’000	6,670	4,657	23,727	17,134
Mine operating profit	$’000	28,417	20,066	124,332	76,563

Sustaining capital	$’000	8,606	8,517	24,651	22,014
Expansion capital	$’000	6,472	13,150	20,504	38,109
Capital expenditures	$’000	15,077	21,667	45,155	60,123

WASSA OPERATING RESULTS
Ore mined - Underground	t	384,139	375,958	1,635,680	1,421,742
Waste mined - Underground	t	164,230	121,861	587,274	363,004
Material mined - Underground	t	548,369	497,819	2,222,954	1,784,746

Ore processed - Main Pit/Stockpiles	t	110,246	40,282	348,235	160,581
Ore processed - Underground	t	384,007	349,133	1,662,550	1,387,905
Ore processed - Total	t	494,253	389,415	2,010,785	1,548,486
Grade processed - Main Pit/Stockpiles	g/t	0.67	0.68	0.65	0.65
Grade processed - Underground	g/t	3.38	3.78	3.13	3.57
Grade processed - Total	g/t	2.77	3.46	2.70	3.27
Recovery	%	94.6	95.4	94.9	95.6
Gold produced - Main Pit/Stockpiles	oz	2,552	738	7,276	3,250
Gold produced - Underground	oz	38,379	40,597	160,372	152,916
Gold produced - Total	oz	40,931	41,335	167,648	156,166
Gold sold - Total	oz	43,559	41,890	167,527	156,489

Cost of sales per ounce[1]	$/oz	927	799	884	813
Cash operating cost per ounce[1]	$/oz	680	615	653	633
All-in sustaining cost per ounce1 2	$/oz	1,069	968	1,003	938
1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.
2 Following the sale of Prestea, the comparative numbers in 2019 for all-in sustaining costs have been restated to fully allocate to Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.

For the three months ended December 31, 2020 compared to the three months ended December 31, 2019
Production
Gold production from Wassa totaled 40,931 ounces for Q4 2020, a slight decrease from the 41,335 ounces produced during Q4 2019. Lower grades from Wassa Underground as well as the additional processing of low grade stockpile material had an adverse impact on overall feed grade which decreased from 3.46 g/t in Q4 2019 to 2.77 g/t in Q4 2020. As a consequence, gold recovery rate also reduced to 94.6% for Q4 2020 compared to 95.4% achieved for the same period in 2019. These were offset by higher throughput as reflected by the 27% increase from 389,415 tonnes in Q4 2019 to 494,253 tonnes in Q4 2020 as a result of increased Wassa Underground volumes driven by improved productivities and additional processing of low grade stockpile material.

Wassa Underground
Wassa Underground produced 38,379 ounces of gold (or approximately 94% of Wassa’s total production) in Q4 2020, compared to 40,597 ounces in Q4 2019 (or approximately 98% of Wassa’s total production). This 5% decrease in production was mainly due to an 11% reduction in average feed grade to 3.38g/t as a consequence of dilution in combination with slower development rates earlier in the year due primarily to the unavailability of expat operators due to COVID-19 enforced travel restrictions which had an adverse impact on the availability of higher grade stoping areas. When compared to earlier quarters in 2020, underground grades improved which allowed for an increase in development activities as marked by higher waste volume mined resulting in slightly lower underground mining rates of 4,175 tpd in Q4 2020, which is only 2% higher than the mining rate of 4,087 tpd achieved in the same period in 2019.
Wassa Main Pit/Stockpiles
Low grade stockpiles from the Wassa main pit of 110,246 tonnes with an average grade of 0.67 g/t were blended with the Wassa Underground ore during Q4 2020 and yielded 2,552 ounces of gold, compared to 738 ounces in Q4 2019. The Company will continue to process low grade stockpiles in 2021 should the current gold price environment continue.
Gold revenue
Gold revenue for Q4 2020 was $68.8 million, $15.2 million higher than the $53.6 million achieved in Q4 2019. Gold sold increased by 4% to 43,559 ounces for Q4 2020, which included 2,488 ounces from Q3 2020 production, compared to 41,890 ounces in Q4 2019. The average realized gold price, including the unwinding of the deferred revenue from the RG Streaming Agreement and the non-cash variable consideration adjustment on deferred revenue, increased 24% to $1,579/oz for Q4 2020 compared to $1,278/oz in Q4 2019.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $33.7 million for Q4 2020 compared to $28.8 million for Q4 2019. Mine operating expenses increased by $1.9 million to $28.1 million due to (i) higher variable costs resulting from additional mining and processing volumes relating predominantly to plant reagents and consumables; (ii) increased labor costs due to increased headcount, inflationary increases year-on-year and the higher performance incentives; and (iii) higher mine site general and administrative costs. Royalties of $4.1 million increased from $3.1 million in Q4 2019 in line with higher gold revenue. The operating costs to metals inventory charge of $1.6 million relates primarily to the ounces sold in excess of production of 2,488 ounces.

Depreciation and amortization
Depreciation and amortization expense increased to $6.7 million for Q4 2020 compared to $4.7 million for Q4 2019 mainly due to the significantly higher capital cost base when compared to the 2019 base following additions in the past two years.
Costs per ounce
Cost of sales per ounce increased 16% to $927 for Q4 2020 compared to Q4 2019 mainly due to increased mine operating costs, metal inventory charge, royalties, corporate general and administrative costs and depreciation costs that was partly offset by higher sales volumes.
Cash operating cost per ounce increased 11% to $680 for Q4 2020 compared to Q4 2019 mainly due to increased processing costs, metal inventory charge and site overheads partly offset by higher sales volumes.
AISC per ounce increased 10% to $1,069 for Q4 2020 compared to Q4 2019 due to increases in cash operating cost, royalties, corporate general and administrative expenses and sustaining capital partly offset by higher sales volumes.

Capital expenditures
Capital expenditures for Q4 2020 totaled $15.1 million compared with $21.7 million incurred during Q4 2019 as we continued to invest heavily on infrastructure required to support increased throughput and future production growth from the underground operation. Key capital spending included (i) sustaining capital of $4.1 million on capitalized underground development activities, $0.8 million on mobile equipment, $1.1 million on mobile equipment capital spares, $0.5 million on processing plant improvements and $0.5 million new underground engineering workshop; and (ii) expansion capital of $2.6 million on the paste fill plant project which is expected to be operational during Q1 2021, $1.1 million on capitalized exploration drilling, development costs for increased future production of $0.9 million and expansion of the tailings storage facility of $0.7 million.

Capital expenditures for Q4 2019 totaled $21.7 million that included (i) expansion capital of $2.1 million of development costs for increased future production, $5.4 million for the paste fill plant, $2.1 million on mobile equipment purchases and $2.3 million relating to electrical upgrades in support of the paste fill project; and (ii) sustaining capital of $2.0 million capitalized underground development activities, $1.6 million on mobile equipment purchases, $0.7 million of mobile equipment capital spares, $1.1 million relating to the pumping station project, $1.0 million of processing plant improvements and $0.9 million of IT and systems upgrade.

For the year ended December 31, 2020 compared to the year ended December 31, 2019

Production
Gold production from Wassa totaled 167,648 ounces for the year, a 7% improvement from the 156,166 ounces produced during 2019. The Wassa processing plant milled a total of 2,010,785 tonnes in 2020, 30% higher than the throughput of 1,548,486 tonnes in 2019. Overall feed grade decreased from 3.27 g/t in 2019 to 2.70 g/t in 2020 due to a higher proportion of low grade stockpile ore being processed and lower grades achieved from Wassa Underground. Recovery, as a result of lower grades, decreased slightly from 95.6% in 2019 to 94.9% in 2020.
Wassa Underground
Wassa Underground produced 160,372 ounces of gold in 2020 compared to 152,916 ounces in 2019. This 5% improvement was mainly due to increased throughput to 1,662,550 tonnes compared to 1,387,905 tonnes in 2019 as a consequence of improved mining productivity partly offset by a lower feed grade of 3.13 g/t compared to 3.57 g/t in 2019 due to the mining of lower grade areas. Wassa Underground mining rates increased to an average of 4,469 tpd in 2020, 15% higher than the mining rate of 3,895 tpd achieved in 2019.

Wassa Main Pit/Stockpiles
The processing of low grade stockpile from the Wassa main pit of 348,235 tonnes with an average grade of 0.65 g/t during the year contributed 7,276 ounces of gold. This compares to 3,250 ounces in 2019 from the processing of 160,581 tonnes at a similar grade. The processing of low grade stockpile utilizes the latent capacity in the Wassa processing plant which will continue to contribute additional cash flows, albeit at a slightly higher cost than achieved by the processing of Wassa Underground ore.
Gold revenue
Gold revenue for 2020 was $272.5 million, 34% higher than the $203.8 million achieved in 2019. Gold sold increased by 7% to 167,527 ounces driven by higher production. The average realized gold price, including unwinding of the deferred revenue from the RG Streaming Agreement and the non-cash variable consideration adjustment on deferred revenue, was 25% higher at $1,626/oz for 2020 compared to $1,302/oz in 2019.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $124.4 million for 2020 compared to $110.1 million for 2019. Mine operating expenses increased by $8.7 million to $107.4 million due to (i) additional reagent, drilling and plant consumables costs in line with increased mining and processing volumes; (ii) increased labor costs due to increased headcount, inflationary increases year-on-year and higher performance incentives; (iii) higher maintenance costs as a function of higher production rates and larger fixed and mobile capital base; and (iv) increased site general and administrative costs associated with mining license fees, insurance and gold transportation. Royalties increased by $4.0 million in line with the higher revenue base.

Depreciation and amortization
Depreciation and amortization expense increased to $23.7 million for 2020 compared to $17.1 million for 2019 mainly due to an increase in units-of-production based depreciation resulting from higher production volumes and the higher depreciable capital cost base for 2020.

Costs per ounce
Cost of sales per ounce increased 9% to $884 in 2020 compared to 2019 mainly due to higher mine operating expenses driven by increased mining and processing volumes and increased labor costs, increased royalties and higher depreciation cost partly offset by higher ounces of gold sold.
Cash operating cost per ounce increased slightly to $653 in 2020 compared to $633 in 2019 primarily due to higher mine operating expenses following increased mining and processing costs driven by higher mining and processing volumes and higher general and administrative costs in part offset by the increased ounces sold.

AISC per ounce increased 7% to $1,003 in 2020 compared to 2019 due to the combination of (i) increased royalties, (ii) increased corporate general and administrative costs, (iii) increased mine operating expenses as a function of higher mining and processing volumes and higher labor costs, and (iv) higher sustaining capital expenditure which was in part offset by higher gold sales.
Capital expenditures
Capital expenditures for 2020 amounted to $45.2 million compared to $60.1 million incurred during 2019. Key capital spending in 2020 included (i) sustaining capital of $14.1 million on capitalized underground development activities, $3.2 million on mobile equipment and $3.0 million on capital spare replacements; and (ii) expansion capital of $12.1 million on the paste fill plant project, $3.5 million in relation to long term capitalized underground development, and $1.5 million capitalized exploration drilling.

Capital spending in 2019 was marked by (i) expansion capital of $16.5 million relating to capitalized exploration drilling, $7.0 million for the paste fill plant, $4.2 million mobile equipment, $2.4 million in electrical upgrades in support of the paste fill project, $2.0 million for the ventilation raise project and $3.0 million relating to the tailings storage facility; and (ii) sustaining capital of $9.5 million of capitalized underground development activities, $2.7 million in mobile equipment purchases, $2.5 million for the pumping station project, $2.1 million for processing plant improvements and $1.8 million in relation to capital spare replacements.

DISCONTINUED OPERATIONS - PRESTEA (DISCONTINUED FROM SEPTEMBER 30, 2020)

		Three Months Ended December 31,		For the Years Ended December 31,
		2020	2019 [1]	2020	2019 [1]
PRESTEA FINANCIAL RESULTS[1]
Revenue	$’000	—	12,510	35,731	60,917
Mine operating expenses	$’000	—	18,549	46,604	71,427
Other operating expenses	$’000	—	—	(3,031)	—
Severance charges	$’000	—	31	37	143
Royalties	$’000	—	1,586	1,899	4,083
Operating costs to metals inventory	$’000	—	73	(1,943)	(652)
Inventory net realizable value adjustment	$’000	—	165	1,071	1,216
Cost of sales excluding depreciation and amortization	$’000	—	20,404	44,637	76,217
Depreciation and amortization	$’000	—	3,807	5,249	11,920
Mine operating loss	$’000	—	(11,701)	(14,155)	(27,220)
Net loss on discontinued operations	$’000	(1,682)	(69,493)	(56,434)	(87,962)

Sustaining capital	$’000	—	4,104	5,438	12,031
Expansion capital	$’000	—	285	1,559	987
Capital expenditures	$’000	—	4,389	6,997	13,018

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	—	112,419	138,464	493,924
Ore mined - Underground	t	—	34,426	104,214	152,330
Ore mined - Total	t	—	146,845	242,678	646,254
Waste mined - Open pits	t	—	207,322	268,850	749,660
Waste mined - Underground	t	—	9,111	37,112	17,446
Waste mined - Total	t	—	216,433	305,962	767,106
Total material mined - Open pits	t	—	319,741	407,314	1,243,584
Total material mined - Underground	t	—	43,537	141,326	169,776
Total material mined - Total	t	—	363,278	548,640	1,413,360

Ore processed - Open pits	t	—	117,404	137,819	567,119
Ore processed - Underground	t	—	34,426	102,994	152,330
Ore processed - Total	t	—	151,830	240,813	719,449
Grade processed - Open pits	g/t	—	1.45	1.48	1.56
Grade processed - Underground	g/t	—	6.87	5.74	5.58
Grade processed - Total	g/t	—	2.68	3.30	2.41
Recovery	%	—	86.0	86.4	85.7
Gold produced - Open pits	oz	—	4,781	5,112	23,422
Gold produced - Underground	oz	—	6,555	17,217	24,181
Gold produced - Total	oz	—	11,336	22,329	47,603
Gold sold - Total	oz	—	11,523	21,965	47,700

Cost of sales per ounce[2]	$/oz	—	2,101	2,271	1,848
Cash operating cost per ounce[2]	$/oz	—	1,616	2,033	1,484
All-in sustaining cost per ounce2 3	$/oz	—	2,167	2,477	1,885

1 Prestea has been presented as discontinued operations and as a result, the results of Prestea have been re-presented as if Prestea had been discontinued from the start of the comparative period.
2 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.
3 Following the sale of Prestea, the comparative numbers in 2019 for all-in sustaining costs have been restated to fully allocate to Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.

As discussed in the “Corporate Developments” section, the Company completed the sale of its 90% interest in Prestea to FGR on September 30, 2020. The net loss from discontinued operations of $1.7 million in Q4 2020 comprises of additional transaction-related costs incurred during the quarter.
For the year ended December 31, 2020 compared to the year ended December 31, 2019
Production
Gold production from Prestea decreased to 22,329 ounces for the period to September 30, 2020 compared to 47,603 ounces produced for the year ended December 31, 2019 of which production from Prestea Open Pits totaled 5,112 ounces (full year 2019 - 23,422 ounces) and production from Prestea Underground totaled 17,217 ounces (full year 2019 - 24,181 ounces). The 53% decrease is mainly attributable to the inclusion of only nine months of production in 2020 compared to a full year in 2019 in combination with the cessation of open pit operations in May 2020.
Gold revenue
Gold revenue for the period to September 30, 2020 was $35.7 million, a 41% reduction to the $60.9 million reported for full year 2019. Gold sold decreased 54% to 21,965 ounces for the nine month period to September 30, 2020 compared to 47,700 ounces for full year 2019 as a result of a decrease in gold production from the Prestea Open Pits and Prestea Underground. This was partly offset by a 22% increase in the average realized gold price to $1,627/oz for the period to September 30, 2020 compared to $1,334/oz in 2019.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization amounted to $44.6 million for the period to September 30, 2020 compared to $76.2 million in 2019. Mine operating expenses of $46.6 million decreased by $24.8 million compared to full year 2019 primarily due to the cost base reflecting only nine months of costs compared to a full year in 2019 and lower open pit mining costs and variable processing costs incurred following the cessation of open pit operations in May 2020. Cost of sales excluding depreciation and amortization for the period to September 30, 2020 include a credit to other operating expenses of $3.0 million for a change in estimates of accrued energy and staff costs. Royalties decreased by $2.2 million to $1.9 million in line with reduced gold revenue.
Depreciation and amortization
Depreciation and amortization expense decreased to $5.2 million for the period to September 30, 2020 compared to $11.9 million for the full year 2019 due to a combination of the impairment charge of $56.8 million in Q4 2019 resulting in a lower depreciable cost base rolling into 2020 and lower production volumes in 2020.
Costs per ounce
Cost of sales per ounce increased by 29% to $2,271, cash operating cost per ounce increased by 41% to $2,033 and AISC per ounce increased by 38% to $2,477 for the period to September 30, 2020 compared with full year 2019 mainly due to the lower gold sales base.
Capital expenditures
Capital expenditures for the period to September 30, 2020 totaled $7.0 million compared to $13.0 million incurred in 2019. Key sustaining capital during the period to September 30, 2020 included lateral and decline development of Prestea Underground ($3.2 million) and drilling and mining equipment ($2.3 million) relating to long hole conversion on 17 Level.

SUMMARIZED QUARTERLY FINANCIAL RESULTS1

(Stated in thousands of U.S dollars except per share data)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenues	68,791	74,235	75,368	54,087	53,551	48,384	47,893	53,992
Cost of sales excluding depreciation and amortization	33,705	31,137	33,564	26,017	28,828	27,373	27,141	26,781
Net income/(loss) from continuing operations attributable to Golden Star shareholders	8,201	14,851	9,257	6,209	(1,245)	6,409	(2,443)	2,596
Net income/(loss) attributable to Golden Star shareholders	6,519	(67,261)	7,773	829	(62,434)	5,960	(9,036)	(1,924)
Adjusted net income from continuing operations attributable to Golden Star shareholders[1]	12,723	18,592	11,055	2,238	7,991	1,939	854	6,672
EBITDA[2] from continuing operations	28,534	31,167	35,247	24,661	9,490	19,745	11,204	18,736
Adjusted EBITDA[2] from continuing operations	36,476	37,531	36,381	21,247	25,994	15,280	14,484	22,582
Net income/(loss) from continuing operations per share attributable to Golden Star shareholders - basic	0.07	0.13	0.08	0.06	(0.01)	0.06	(0.02)	0.02
Net income/(loss) from continuing operations per share attributable to Golden Star shareholders - diluted	0.06	0.13	0.08	0.03	(0.01)	0.03	(0.02)	0.02
Adjusted net income from continuing operations per share attributable to Golden Star shareholders - basic[2]	0.11	0.17	0.10	0.02	0.07	0.02	0.01	0.06
1 Prestea has been presented as discontinued operations and as a result, the results of Prestea have been restated as if Prestea had been discontinued from the start of the comparative period.
2 See “Non-GAAP Financial Measures” section for a reconciliation of adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders (basic) to net loss attributable to Golden Star shareholders and reconciliation of net income/(loss) to EBITDA and Adjusted EBITDA.

SELECTED ANNUAL INFORMATION

(Stated in thousands of U.S. dollars except per share data)	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Cash and cash equivalents	60,809	53,367	96,507
Working capital[1]	4,638	(16,557)	5,850
Total assets	343,861	372,608	417,987
Long-term debt	55,732	90,782	73,224
Equity/(deficit)	25,774	(32,123)	42,037

	For the years ended December 31,
	2020	2019	2018
Revenue	272,481	203,820	183,078
Net income/(loss) from continuing operations attributable to Golden Star shareholders	38,518	5,317	(18,123)
Income per share attributable to Golden Star shareholders - basic	0.35	0.05	0.09
Income per share attributable to Golden Star shareholders - diluted	0.34	0.05	0.06
1 Working Capital is calculated as Current Assets minus Current Liabilities as disclosed on the Consolidated Balance Sheet.

LIQUIDITY AND FINANCIAL CONDITION

		December 31, 2020	December 31, 2019
Cash and cash equivalents	$’000	60,809	53,367
Debt	$’000	105,763	106,769
Net debt	$’000	44,954	53,402

		For the Years Ended December 31,
		2020	2019 [1]
Cash provided by continuing operations before working capital changes and tax[2]	$’000	113,472	58,530
Changes in working capital and income taxes paid	$’000	(29,468)	(8,409)
Net cash provided by operating activities of continuing operations	$’000	84,004	50,121
Net cash used in investing activities of continuing operations	$’000	(47,225)	(56,488)
Free cash flow[2] from continuing operations	$’000	36,779	(6,367)
Net cash used by operating and investing activities of discontinued operations	$’000	(31,390)	(38,203)
Total Free cash flow[2]	$’000	5,389	(44,570)
Net cash provided by financing activities	$’000	2,053	1,430
Increase/(decrease) in cash and cash equivalents	$’000	7,442	(43,140)
Cash and cash equivalents, beginning of period	$’000	53,367	96,507
Cash and cash equivalents, end of period	$’000	60,809	53,367

Cash provided by continuing operations before working capital changes and tax - basic[2]	$/share	1.03	0.54
Net cash provided by operating activities of continuing operations[2]	$/share	0.76	0.46
1 Prestea has been presented as discontinued operations and as a result, the cash flows of Prestea have been restated as if it had been discontinued from the start of the comparative period.
2 See “Non-GAAP Financial Measures” section for description of Net cash provided by operating activities before working capital changes and tax per share and Net cash provided by operating activities of continuing operations per share and Free cash flow.

The Company held $60.8 million in cash and cash equivalents as at December 31, 2020 compared to $53.4 million in cash and cash equivalents as at December 31, 2019. Improved mine operating profits on the back of primarily higher realized prices and increased production volumes provided cash of $84.0 million (2019: $50.1 million) or $0.76 (2019: $0.46) per basic share from operating activities by continuing operations and generated free cash flow from continuing operations of $36.8 million (2019: outflow of $6.4 million) after investing activities of $47.2 million (2019: $56.5 million). Net cash used by operating and investing activities of discontinued operations amounted to $31.4 million in 2020 compared to $38.2 million for 2019. Total free cash flow generated during 2020 amounted to $5.4 million compared to a total free cash outflow of $44.6 million in 2019.

Working capital used for continuing operations including tax payments amounted to $29.5 million during the year ended December 31, 2020 compared to $8.4 million in 2019. The working capital changes in 2020 comprise primarily of (i) $25.8 million income tax payments at Wassa (compared to $5.5 million in 2019); and (ii) a $4.1 million increase in prepaids and other mainly due to the impact of insurance and staff benefit prepayments (compared to an outflow of $1.2 million in 2019). 2019 included a cash settlement of a share-based incentive included in other liability for $6.4 million which was offset by a buildup in accruals and payables of $9.1 million (inflow of $1.6 million in 2020).

Cash used by investing activities for continuing operations amounted to $47.2 million during the year ended December 31, 2020, which included $12.1 million on the Wassa paste fill project, $17.6 million capitalized development of Wassa Underground and $7.2 million mobile equipment and spares at Wassa. Included in investing activities is (i) an outflow for $1.0 million relating to the working capital related payables which compared to an inflow of $1.2 million in the previous year; and (ii) an outflow in relation to restricted cash of $1.0 million following the annual renewal of the rehabilitation bonds (2019: inflow of $2.4 million).
Financing activities provided $2.1 million during the year ended December 31, 2020 compared to $1.4 million provided in 2019. Financing activities in 2020 comprised of $9.1 million net proceeds from refinancing of the Macquarie Credit Facility and $4.7 million proceeds from exercise of share-based incentives offset by $10.0 million principal repayments to the Macquarie Credit Facility and $1.7 million repayment of finance leases. Financing activities in 2019 included the debt refinancing that provided net proceeds from the Macquarie Credit Facility of $57.4 million which was used to repay the previous debt agreements with Ecobank and VRA of $1.4 million and exercise of share-based incentives of $1.3 million.

Net debt decreased to $45.0 million as at December 31, 2020 from $53.4 million as at December 31, 2019 following an increase in cash and cash equivalents.

GOING CONCERN AND LIQUIDITY OUTLOOK
As at December 31, 2020 the Company had cash and cash equivalents of $60.8 million, net current assets excluding deferred revenue and embedded derivative liability of $15.6 million and net cash provided by operations before working capital changes for the year then ended of $113.5 million. As at December 31, 2020, the Company was compliant with its debt covenants.

To date, the Company has been able to continue operations largely unaffected since the outbreak of the COVID-19 pandemic and gold production and shipments have continued without any material disruptions. However, the Company cannot provide any assurances that its planned operations, production and capital expenditure for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could (i) continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, (ii) adversely affect the Company’s ability to raise capital, and (iii) cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Furthermore, the Company may also experience regional risks which include, but are not limited to, a possible shut-down of the gold refining facility in South Africa where the Company delivers its gold production, an inability to ship gold across borders, delays in the supply chain of critical reagents, consumables and parts, and the impact on the delivery of critical capital projects. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management has prepared detailed cash flow forecasts to assess the economic impact of COVID-19 from a going concern and viability perspective. Based on these detailed cash flow forecasts, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to COVID-19, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management has concluded that it is appropriate to prepare the condensed interim consolidated financial statements on a going concern basis.
CONTRACTUAL OBLIGATIONS
As at December 31, 2020, the Company is committed to the following:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	41,297	—	—	—	41,297
Debt[1]	51,795	60,606	578	—	112,979
Interest on debt	6,517	4,636	28	—	11,181
Current income tax liabilities	12,774	—	—	—	12,774
Purchase obligations	10,109	—	—	—	10,109
Rehabilitation provisions[2]	2,024	10,136	4,778	813	17,751
Total	124,516	75,378	5,384	813	206,091

1 Includes the outstanding repayment amounts from the Convertible Debentures, finance leases and the Macquarie Credit Facility.
2 Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions for the years ended December 31, 2020 and 2019 other than compensation of key management personnel which is presented in Note 22 of the Financial Statements. Key management personnel is defined as members of the Golden Star board of directors (the “Board”) and certain senior officers of the Company. Compensation of key management personnel is made on terms approximately equivalent to those prevailing in an arm’s length transaction.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.

NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cost of sales per ounce”, “cash operating cost”, “cash operating cost per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “adjusted net income attributable to Golden Star shareholders”, “adjusted income per share attributable to Golden Star shareholders - basic”, “cash provided by operations before working capital changes and tax”, “cash provided by operations before working capital changes per share - basic”, “free cash flow”, “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Mine operating margin”, “Net cash provided by operating activities before working capital changes and tax per share” and “Net cash provided by operating activities of continuing operations per share”.
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cost of sales per ounce” is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold during the period.
“Cash operating cost” for a period is equal to “cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-offs, other operating expenses and severance charges, and “cash operating cost per ounce” is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month’s values to prior periods’ values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company’s mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
“All-in sustaining costs” commences with cash operating costs and then adds the cash component of inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses and severance), and accretion of rehabilitation provision. Following the sale of Prestea, the comparative numbers in 2019 for all-in sustaining costs have been restated to fully allocate to Wassa the corporate general and administrative costs that relates to the Canada and UK offices. Prior to the sale of Prestea, corporate general administrative costs were allocated to Wassa and Prestea based on the ounces of gold sold during the period in calculating the mine site all-in sustaining costs. “All-in sustaining costs per ounce” is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include expansion capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, changes to the rehabilitation provision, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company’s cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability-based awards.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company’s ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics (“non-GAAP measures”) and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star’s cash expenditures as they do not include income tax payments or finance costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The tables below reconcile these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.
Free cash flow is equal to net cash flow provided by/(used in) operating activities less net cash flow provided by/(used in) investing activities. Certain investors use free cash flow to assess the Company’s ability to generate and manage liquid resources. Free cash flow is intended to provide additional information and does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. This is a non-GAAP financial measure and other companies may calculate these measures differently.

The Company calculates EBITDA as net income or loss for the period excluding finance expense, income tax expense and depreciation and amortization. EBITDA does not have a standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes and the effects of changes in working capital balances and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure calculated by excluding one-off costs or credits relating to non-routine transactions from EBITDA. It excludes other credits and charges, that individually or in the aggregate, if of a similar type, are of a nature or size that requires explanation in order to provide additional insight into the underlying business performance. Examples of items excluded from Adjusted EBITDA are impairment charges, gain or loss from sale of assets, gain or loss on fair value of financial instruments, variable component adjustment on revenue and other expense/income as presented in the consolidated statements of operations. Other companies may calculate Adjusted EBITDA differently.

Adjusted EBITDA margin is calculated as a percentage of Adjusted EBITDA over gold revenues. Mine operating margin is calculated as a percentage of Mine operating profit over gold revenues.

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the continuing operations of Wassa:
Continuing operations - Wassa

	Three Months Ended December 31,		For the Years Ended December 31,
(Stated in thousands of U.S dollars except cost per ounce data)	2020	2019	2020	2019
Cost of sales excluding depreciation and amortization	33,705	28,828	124,422	110,123
Depreciation and amortization	6,670	4,657	23,727	17,134
Cost of sales	40,375	33,485	148,149	127,257

Cost of sales excluding depreciation and amortization	33,705	28,828	124,422	110,123
Severance charges	—	—	(45)	(225)
Royalties	(4,058)	(3,060)	(14,883)	(10,877)
Inventory write-downs	(17)	—	(176)	—
Cash operating costs	29,630	25,768	109,318	99,021
Royalties	4,058	3,060	14,883	10,877
Inventory write-downs	17	—	176	—
Accretion of rehabilitation provision	39	48	155	191
Corporate general and administrative costs	4,528	3,177	18,718	14,679
Sustaining capital expenditures	8,606	8,517	24,651	22,014
Corporate capital expenditures	(325)	—	69	—
All-in sustaining costs	46,553	40,570	167,970	146,782

Ounces sold	43,559	41,890	167,527	156,489

Cost of sales per ounce	927	799	884	813
Cash operating cost per ounce	680	615	653	633
All-in sustaining cost per ounce	1,069	968	1,003	938

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the discontinued operations of Prestea:

Discontinued operations - Prestea

	Three Months Ended December 31,		For the Years Ended December 31,
(Stated in thousands of U.S dollars except cost per ounce data)	2020	2019	2020	2019
Cost of sales excluding depreciation and amortization	—	20,404	44,637	76,217
Depreciation and amortization	—	3,807	5,249	11,920
Cost of sales	—	24,211	49,886	88,137

Cost of sales excluding depreciation and amortization	—	20,404	44,637	76,217
Other operating expenses	—	—	3,031	—
Severance charges	—	(31)	(37)	(143)
Royalties	—	(1,586)	(1,899)	(4,083)
Inventory net realizable value adjustment and write-off	—	(165)	(1,071)	(1,216)
Cash operating costs	—	18,622	44,661	70,775
Royalties	—	1,586	1,899	4,083
Inventory net realizable value adjustment and write-off	—	165	1,071	1,216
Accretion of rehabilitation provision	—	136	290	539
Corporate general and administrative costs	—	356	1,050	1,293
Sustaining capital expenditures	—	4,104	5,438	12,031
All-in sustaining costs	—	24,969	54,409	89,937

Ounces sold	—	11,523	21,965	47,700

Cost of sales per ounce	—	2,101	2,271	1,848
Cash operating cost per ounce	—	1,616	2,033	1,484
All-in sustaining cost per ounce	—	2,167	2,477	1,885

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the combined continuing operations of Wassa and discontinued operations of Prestea:
Wassa and Prestea

	Three Months Ended December 31,		For the Years Ended December 31,
(Stated in thousands of U.S dollars except cost per ounce data)	2020	2019	2020	2019
Cost of sales excluding depreciation and amortization	33,705	49,232	169,059	186,340
Depreciation and amortization	6,670	8,464	28,976	29,054
Cost of sales	40,376	57,696	198,036	215,394

Cost of sales excluding depreciation and amortization	33,705	49,232	169,059	186,340
Other operating expense adjustment	—	—	3,031	—
Severance charges	—	(31)	(82)	(368)
Royalties	(4,058)	(4,646)	(16,782)	(14,960)
Inventory net realizable value adjustment and write-off	(17)	(165)	(1,247)	(1,216)
Cash operating costs	29,630	44,390	153,980	169,796
Royalties	4,058	4,646	16,782	14,960
Inventory net realizable value adjustment and write-off	17	165	1,247	1,216
Accretion of rehabilitation provision	39	184	445	730
Corporate general and administrative costs	4,528	3,533	19,768	15,972
Sustaining capital expenditures	8,606	12,621	30,088	34,045
Corporate capital expenditures	(325)	—	69	—
All-in sustaining costs	46,553	65,539	222,379	236,719

Ounces sold	43,559	53,413	189,492	204,189

Cost of sales per ounce	927	1,080	1,045	1,055
Cash operating cost per ounce	680	831	813	832
All-in sustaining cost per ounce	1,069	1,227	1,174	1,159

“Cash provided by continuing operations before working capital changes and tax” is calculated by subtracting the “changes in working capital and tax” from “net cash provided by operating activities of continuing operations” as found in the statements of cash flows. “Cash provided by continuing operations before working capital changes per share - basic” is “Cash provided by operations before working capital changes” divided by the basic weighted average number of shares outstanding for the period. Net cash provided by operating activities of continuing operations per share is calculated by dividing the amount with the basic weighted average number of shares outstanding used in the calculation of basic (loss)/income per share.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month’s values to the values in prior periods to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert Management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company.
Cash operating cost per ounce and cash provided by operations before working capital changes and tax should be considered non-GAAP financial measures as defined in Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
Adjusted net income attributable to Golden Star shareholders
The following table shows the reconciliation of net income/(loss) for the period to adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders:

	Three Months Ended December 31,		For the Years Ended December 31,
(Stated in thousands of U.S dollars except per share data)	2020	2019	2020	2019
Net income/(loss) from continuing operations attributable to Golden Star shareholders	8,201	(1,245)	38,518	5,317
Add back/(deduct):
(Gain)/loss on fair value of financial instruments	(2,243)	2,986	(794)	1,642
Severance charges	—	—	45	225
Corporate office relocation costs	—	3,177	407	7,221
Variable consideration adjustment on deferred revenue	6,437	3,073	6,437	3,073
Tax effect of adjustments	364	—	—	—
	12,759	7,991	44,613	17,478
Adjustments attributable to non-controlling interest	(36)	—	(5)	(23)
Adjusted net income from continuing operations attributable to Golden Star shareholders	12,723	7,991	44,608	17,455

Net loss from discontinued operations attributable to Golden Star shareholders	(1,682)	(61,189)	(90,658)	(72,751)
Add back/(deduct):
Severance charges	—	31	37	143
(Loss)/gain on change in asset retirement obligations	—	(906)	1,979	(179)
Impairment charges	—	56,762	—	56,762
Loss on sale of Prestea	(308)	—	36,567	—
	(1,990)	(5,302)	(52,073)	(16,025)
Adjustments attributable to non-controlling interest	—	(5,589)	(202)	(5,673)
Adjusted net loss from discontinued operations attributable to Golden Star shareholders	(1,990)	(10,891)	(52,275)	(21,698)

Adjusted net income/(loss) attributable to Golden Star shareholders	10,733	(2,900)	(7,667)	(4,243)

Weighted average shares outstanding - basic (millions)	111.9	109.4	110.3	109.0

Adjusted net income/(loss) per share attributable to Golden Star shareholders - basic
- From continuing operations	0.11	0.07	0.40	0.16
- From discontinued operations	(0.02)	(0.10)	(0.47)	(0.20)
Total	0.09	(0.03)	(0.07)	(0.04)
The Company uses “Adjusted net income/(loss) attributable to Golden Star shareholders” for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of Adjusted net income/(loss) attributable to Golden Star shareholders. Consequently, the presentation of Adjusted net income/(loss) attributable to Golden Star shareholders enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of non-GAAP measures used by mining industry analysts and other mining companies.

“Adjusted net income/(loss) attributable to Golden Star shareholders - basic” is calculated by adjusting net loss attributable to Golden Star shareholders for net loss from discontinued operations attributable to Golden Star shareholders, loss from sale of an operation, gain/loss on fair value of financial instruments, severance charges, loss/(gain) on change in estimate of rehabilitation provision, non-cash cumulative adjustment to revenue and finance costs related to the Streaming Agreement and impairment charges. The Company has excluded the non-cash cumulative adjustment to revenue from adjusted net income as the amount is non-recurring, the amount is non-cash in nature and Management does not include the amount when reviewing and assessing the performance of the operations. “Adjusted net income/(loss) per share attributable to Golden Star shareholders” for the period is “Adjusted net income/(loss) attributable to Golden Star shareholders” divided by the weighted average number of shares outstanding using the basic method of earnings per share.

Effective January 1, 2020, share-based compensation expense and deferred income tax expense are included in the determination of Adjusted net income/(loss) attributable to Golden Star shareholders and the tax effect of change in estimates of rehabilitation assets is excluded from the determination of Adjusted net income/(loss) attributable to Golden Star shareholders following Management’s most recent evaluation.
Adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders should be considered non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk-free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
EBITDA and Adjusted EBITDA
The following table shows the reconciliation of net income from continuing operations to EBITDA and Adjusted EBITDA:

	Three Months Ended December 31,		For the Years Ended December 31,
(Stated in thousands of U.S dollars)	2020	2019	2020	2019
Net income from continuing operations	10,719	134	38,153	9,988
Add back/(deduct):
Finance (income)/expense, net	(1,133)	(5,016)	9,463	4,615
Income tax expense	12,278	9,715	48,266	27,439
Depreciation and amortization	6,670	4,657	23,727	17,134
EBITDA from continuing operations	28,534	9,490	119,609	59,176
Add back/(deduct):
(Gain)/loss on fair value of financial instruments	(2,243)	2,986	(794)	1,642
Other expense	2,214	7,882	4,849	11,887
Variable component adjustment on revenue	7,971	5,636	7,971	5,636
Adjusted EBITDA from continuing operations	36,476	25,994	131,635	78,341

EBITDA from discontinued operations	(1,682)	(64,107)	(51,427)	(73,033)
Total EBITDA	26,852	(54,617)	68,182	(13,857)

Adjusted EBITDA from discontinued operations	—	(4,625)	(9,956)	(12,967)
Total Adjusted EBITDA	36,476	21,369	121,679	65,374
Corporate severance charges of $3.7 million for the three months ended June 30, 2019, $0.3 million for the three months ended September 30, 2019 have been reclassified from the corporate general and administrative expenses line into other income/(expense) for the corresponding three months then ended to align with the classification of corporate severance charges for the year ended December 31, 2019. The sum of these corporate severance charges of $4.0 million has been reversed in the three months ended December 31, 2019 to reflect the correct timing of the charges.

OUTSTANDING SHARE DATA
As of February 24, 2021, there were 111,313,595 common shares of the Company issued and outstanding, 849,912 stock options outstanding, 1,359,457 deferred share units outstanding, 209,377 share units of 2017 performance and restricted share units outstanding, 1,555,213 share units of UK performance share units (“UK PSUs”) outstanding and the Convertible Debentures which are convertible into an aggregate of 11,444,000 Golden Star common shares.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting judgments, estimates and assumptions are disclosed in Note 4 of the Financial Statements for the year ended December 31, 2020.

CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following revised accounting standard effective January 1, 2020. The changes were made in accordance with the applicable transitional provisions.

Definition of a Business (Amendments to IFRS 3)

The amendments in Definition of a Business (Amendments to IFRS 3) are changes to Appendix A Defined terms, the application guidance, and the illustrative examples of IFRS 3 only. It:
•clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

There was no accounting impact to the Financial Statements on adoption of this standard.

The Company will adopt the following revised accounting standard effective January 1, 2021, with no accounting impact to the consolidated financial statements for the year ended December 31, 2020.

IBOR Reform - phase 2 amendments

In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, IFRS 7 and IFRS 16 to address issues that impact financial reporting at the time of IBOR replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting or changes in contractual cash flows, provide relief from specific hedge accounting requirements, and add disclosure requirements, at the time of IBOR replacement. The amendments are effective for annual reporting periods beginning on or after January 1, 2021, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

The Company adopted the following new accounting policies during the year ended December 31, 2020.

Revenue recognition
Revenue from the sale of metal is recognized when the Company transfers control over to a customer. The Company’s spot sales of gold are transported to a gold refiner who locates a buyer and arranges sale of the gold. Effective March 20, 2020 and until recommencement of commercial flights between Ghana and South Africa, the sale generally completes on the day of arrival of gold at the refinery in South Africa as a consequence of the change in shipment logistics due to COVID-19. Previously, the sale of gold completed on the same day the gold was shipped from the mine site. The sales price is generally set with reference to the London A.M. or P.M. fix on the day of arrival of gold at the refinery.
UK Performance Share Unit Plan
In February 2020, the Company adopted a new UK Performance Share Unit Plan (“UK PSU Plan”) as approved by Golden Star shareholders on May 7, 2020. Under the UK PSU Plan, UK PSUs may be issued to UK resident employees of the Company or its designated affiliates. UK PSUs may be redeemed for: (i) Golden Star common shares issued from treasury; (ii) Golden Star common shares purchased in the secondary market at the election of the participant and subject to consent of the Company; (iii) a cash payment at the election of the participant and subject to consent of the Company; or (iv) a combination of (i), (ii) and (iii).
Each UK PSU represents one notional common share that is redeemed for common shares or common shares and/or cash subject to the consent of the Company based on the value of a common share at the end of a three-year performance period, to the extent performance and vesting criteria have been met. UK PSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of UK PSUs by the performance adjustment factor, which ranges from 0% to 200%.
The performance adjustment factor is determined by comparing the Company’s share price performance to the share price performance of a peer group of companies determined by the Compensation Committee of the Board. The Company plans to settle these awards in common shares of the Company and so they are accounted for as equity awards with corresponding compensation expense recognized.
Discontinued operation
A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguishable from the rest of the Company and which:
•represents a separate major line of business or geographic area of operations;
•is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or
•is a subsidiary acquired exclusively with a view to re-sale.

When an operation is classified as a discontinued operation, the comparative Consolidated Statement of Operations is re-presented as if the operation had been discontinued from the start of the comparative year.
Deferred consideration
Where settlement of any part of cash consideration is deferred, the amounts receivable in the future are discounted to their present value as at the date of disposal.
The fair value of any contingent consideration is determined based on present value and the discount rate used is adjusted for counterparty or own credit risk. Any changes in fair value are recognized in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

FINANCIAL INSTRUMENTS

	Fair value at
(Stated in thousands of U.S dollars)	December 31, 2020	Basis of measurement	Associated risks
Cash and cash equivalents	60,809	Amortized cost	Interest/Credit/Foreign exchange
Accounts and other receivables	36,361	Amortized cost	Foreign exchange/Credit
Non-hedge derivative liability	2,382	Fair value through profit and loss	Market price
Trade and other payables	36,380	Amortized cost	Foreign exchange/Interest
Finance leases	1,481	Amortized cost	Interest
7% Convertible Debentures	49,735	Amortized cost	Interest
Macquarie Credit Facility	54,547	Amortized cost	Interest
Derivative liability	2,643	Fair value through profit and loss	Market price
Amortized cost - Cash and cash equivalents, accounts and other receivables, trade and other payables, 7% Convertible Debentures, the Macquarie Credit Facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates.
Fair value through profit or loss - The fair value of the derivative liability relating to the 7% Convertible Debentures is estimated using a convertible note valuation model. For the three months ended December 31, 2020, a gain of $4.3 million (year ended December 31, 2020 - gain of $3.0 million) was recorded to the Consolidated Statement of Operations. The non-hedge derivative liability relating to collar contracts is estimated using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads. As at December 31, 2020, these costless collars consist of puts and calls on 87,500 ounces with a floor price of $1,600 per ounce and a ceiling price of $2,176 per ounce in 2021 and a ceiling price of $2,188 per ounce in 2022 maturing at a rate of 10,937.5 ounces per quarter from March 2021 to December 2022. For the three months ended December 31, 2020, the Company recognized an unrealized loss of $2.1 million

(year ended December 31, 2020 - unrealized loss of $2.2 million) and realized loss of $nil (year ended December 31, 2020 - realized loss of $2.5 million) in Other expenses.

DISCLOSURES ABOUT RISKS
The Company is exposed to significant risks including, without limitation to risks associated with changes in interest rates on existing debt obligations, changes in foreign currency exchange rates, commodity price fluctuations, as well as, capital risk, liquidity risk and credit risk. Moreover, in recognition of the Company’s outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. Such risks include:

Single asset risk

Following the completion of the sale of Prestea, Wassa has become Golden Star’s sole source of production, revenue, mineral reserve and resource. Although Golden Star’s regional exploration projects provide a well-balanced pipeline with potential to add incremental shareholder value by increasing the Company’s mineral reserve and resource base, until such time as any of these projects materializes and growth beyond Wassa is realized, it should be expected that disruptions in Wassa’s operations may adversely impact the Company’s operating and financial results and position.

Possible adverse effects of the COVID-19 pandemic on future operating results

Refer to the “Going Concern and Liquidity Outlook” section of this MD&A for a discussion of the possibility of operational disruptions as a result of COVID-19.

For a detailed discussion of these and other risks relating to the Company, refer to the Company’s Annual Information Form for the year ended December 31, 2019 available on SEDAR at www.sedar.com and/or updated risk factors, if applicable, will be included in the Company’s annual information form for the year ended December 31, 2020, which will be filed on SEDAR at www.sedar.com.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the year ended December 31, 2020 are substantially the same as those disclosed and discussed under the headings “Risk Factors - General Risks”, “Risk Factors - Governmental and Regulatory Risks” and “Risk Factors - Market Risks” in the Company’s Annual Information Form for the year ended December 31, 2019 available on the Company’s profile on SEDAR at www.sedar.com. Additional and/or updated risk factors, if applicable, will be included in the Company’s annual information form for the year ended December 31, 2020, which will be filed on SEDAR at www.sedar.com.